Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285
[JOINT ANNOUNCEMENT OF MARCH 9, 2010 SUBMITTED TO THE STOCK
EXCHANGE OF HONG KONG]
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Meadville Holdings Limited or TTM Technologies, Inc. No securities of Meadville Holdings Limited or TTM Technologies, Inc. may be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended. This announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities of Meadville Holdings Limited or TTM Technologies, Inc. nor shall there be any sale of any such securities in any country or jurisdiction in which any such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such country or jurisdiction.

Top Mix Investments Limited (incorporated in the British Virgin Islands with limited liability)	TTM Hong Kong Limited (incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
(1) RESULTS OF THE EGM
IN RELATION TO THE
(A) VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION IN
RESPECT OF THE SALE OF THE PCB BUSINESS
(B) MAJOR TRANSACTION AND CONNECTED TRANSACTION IN RESPECT OF THE
SALE OF THE LAMINATE BUSINESS
(C) VOLUNTARY WITHDRAWAL OF LISTING
(D) DEREGISTRATION FROM THE CAYMAN ISLANDS AND CONTINUATION IN THE
BRITISH VIRGIN ISLANDS
(E) PROPOSED DISTRIBUTION BY WAY OF DIVIDEND
(2) RESUMPTION OF TRADING IN SHARES

RESULTS OF EGM
Meadville is pleased to announce that each of the resolutions to approve the PCB Sale, the Laminate Sale, the Withdrawal Proposal, the amendment of the articles of association of Meadville, the Deregistration and Continuation and the Proposed Distribution and the other transactions in connection therewith as set out in the Notice of EGM was duly passed by the Independent Shareholders and/or the Shareholders (as the case may be) by way of a poll at the EGM held on Tuesday, 9 March 2010.
STATUS OF PCB SALE CONDITIONS AND LAMINATE SALE CONDITIONS
As at the date of this announcement, PCB Sale Conditions (a), (b), (f), (j) and (k) set out in the sub-section headed “Conditions of the PCB Sale” and Laminate Sale Conditions (a) and (b) set out in the sub-section headed “Conditions of the Laminate Sale”, in each case, of the letter from the Meadville Board contained in the Circular, have been fulfilled. All other PCB Sale Conditions and Laminate Sale Conditions have not yet been fulfilled (or, if applicable, waived) as at the date of this announcement.
EXPECTED TIMETABLE
The expected timetable set out in the Circular remains valid. There can be no assurance that the remaining PCB Sale Conditions and Laminate Sale Conditions will be fulfilled (or, if applicable, waived) on or before 15 March 2010 in order for completion of the Transactions to take place on Friday, 26 March 2010. In the event that there is any change to the expected timetable set out in the Circular, further announcement(s) will be made as soon as practicable.
RESUMPTION OF TRADING
At the request of Meadville, trading in Meadville Shares was suspended with effect from 9:30 am on 9 March 2010 pending the EGM. An application has been made by Meadville to the Stock Exchange for resumption of trading in Meadville Shares on the Stock Exchange with effect from 9:30 am on 10 March 2010.
WARNING
Shareholders and potential investors should be aware that the Proposal is subject to conditions set out in the letter from the Meadville Board contained in the Circular being fulfilled (or, if applicable, waived) and may or may not be completed or effected, as the case may be. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.
INTRODUCTION
Reference is made to the circular jointly issued by Top Mix Investments Limited, TTM Technologies, Inc., TTM Hong Kong Limited and Meadville Holdings Limited on 11 February 2010 in relation to the

Proposal (the “Circular”). Terms defined in the Circular have the same meaning when used in this announcement unless the context otherwise requires.
The information or statements in relation to the voting results of the EGM (and the process in arriving at such results) referred to in this announcement is based on the confirmation provided by Meadville to each of Top Mix, TTM and TTM HK, with the results of the EGM having been certified by the Registrar, Tricor Investor Services Limited. The Registrar was also appointed as the scrutineer for the purpose of vote-taking at the EGM.
RESULTS OF THE EGM
Meadville is pleased to announce that each of the resolutions regarding the PCB Sale, the Laminate Sale, the Withdrawal Proposal, amendment of the articles of association of Meadville, the Deregistration and Continuation and the Proposed Distribution and the other transactions in connection therewith as set out in the Notice of EGM dated 11 February 2010 (collectively, the “Special Resolutions”) was duly passed by the Independent Shareholders or the Shareholders (as the case may be) by way of a poll at the EGM held on Tuesday, 9 March 2010.
Details of the poll results of the voting at the EGM in respect of each of the Special Resolutions proposed at the EGM were as follows:

				Votes cast
			Total	either
			votes cast	in person	Votes cast
		Total votes	either in	or by	either in
		entitled	person or	proxy in	person or
		to be	by proxy	FAVOUR at	by proxy
Special Resolutions[1]		cast at the EGM	at the EGM	the EGM	AGAINST at the EGM
1	To approve the PCB Sale.	546,439,000[2]	367,994,670	367,855,670 (99.96%)	139,000 (0.04%)[3]
2	To approve the Laminate Sale.	546,439,000[2]	367,987,670	367,849,670 (99.96%)	138,000 (0.04%)[4]
3	To approve the Withdrawal Proposal.	546,439,000[2]	367,987,670	367,849,170 (99.96%)	138,500 (0.04%)[5]
4	To approve amendment of the articles of association of Meadville.	1,964,000,000	1,785,548,670	1,785,410,170 (99.99%)	138,500 (0.01%)
5	(a) To approve the Deregistration and Continuation; (b) To approve and adopt the new memorandum of association of Meadville; and (c) To approve and adopt the new articles of association of Meadville.	1,964,000,000	1,785,548,670	1,785,410,170 (99.99%)	138,500 (0.01%)
6	To approve the distribution by way of dividend to those holders of shares of HK$0.01 each in the capital of Meadville, such distribution to be paid and satisfied by:	546,439,000[2]	368,118,670	367,979,670 (99.96%)	139,000 (0.04%)
	(a) the distribution in specie to Mr. Tang;
	(b) the distribution in specie to Su Sih;
	(c) the distribution in specie to Top Mix;

(d) the distribution in cash to the Shareholders other than Mr. Tang, Su Sih and Top Mix;

(e)  the distribution of 0.0185 TTM Share for every Meadville Share to all Shareholders or, in respect of such Shareholders who elected or who are deemed to have elected to receive the net cash proceeds of sale of such TTM Shares to which such Shareholders would otherwise have been entitled sold through the Dealing Facility, such net cash proceeds of sale;

(f) the distribution in cash of the accrued interest on the Promissory Notes to all Shareholders; and

(g)  the distribution in cash of the incremental net amount (after any applicable transaction expenses and taxes) in respect of the GSST shares that are sold prior to the completion of the Laminate Sale (if any) to all Shareholders,

and such distribution may be paid from any reserve account of Meadville and/or from Meadville’s share premium and/or share capital accounts and/or any other account lawfully available therefor.
Notes:

1.	Please refer to the Notice of EGM for the full version of the Special Resolutions.

2.	The Controlling Shareholders, TTM and any other persons acting in concert with either the Controlling Shareholders or TTM abstained from voting on this Special Resolution at the EGM.

3.	Such number represents approximately 0.025% of the votes attaching to the Meadville Shares held by all the Independent Shareholders (whether or not present and voting either in person or by proxy at the EGM).

4.	Such number represents approximately 0.025% of the votes attaching to the Meadville Shares held by all the Independent Shareholders (whether or not present and voting either in person or by proxy at the EGM).

5.	Such number represents approximately 0.025% of the votes attaching to the Meadville Shares held by all the Independent Shareholders (whether or not present and voting either in person or by proxy at the EGM).
As at the date of the EGM, the total number of the Meadville Shares was 1,964,000,000, of which 1,417,561,000 Meadville Shares (representing approximately 72.2% of the Meadville Shares in issue) in aggregate were held by the Controlling Shareholders, TTM and any other person acting in concert with either the Controlling Shareholders or TTM, and a total of 546,439,000 Meadville Shares (representing approximately 27.8% of the Meadville Shares in issue) were held by the Independent Shareholders.
The Controlling Shareholder, TTM and any other persons acting in concert with either the Controlling Shareholders or TTM abstained from voting at the EGM in respect of the PCB Sale (Special Resolution No. 1), the Laminate Sale (Special Resolution No. 2), the Withdrawal Proposal (Special Resolution No.

3) and the Proposed Distribution (Special Resolution No. 6). All Shareholders were permitted to vote at the EGM in respect of the amendment of the articles of association of Meadville (Special Resolution No. 4) and the Deregistration and Continuation (Special Resolution No. 5).
Each of the Special Resolutions was duly passed by the Independent Shareholders and/or the Shareholders (as the case may be) by a majority of not less than 75% of the votes.
In compliance with Rule 2.10 of the Takeovers Code and Listing Rule 6.12, each of the PCB Sale (Special Resolution No. 1), the Laminate Sale (Special Resolution No. 2) and the Withdrawal Proposal (Special Resolution No. 3) was approved by at least 75% of the votes attaching to the Meadville Shares held by those Independent Shareholders voting either in person or by proxy at the EGM, with the number of votes cast against each of the PCB Sale (Special Resolution No. 1), the Laminate Sale (Special Resolution No. 2) and the Withdrawal Proposal (Special Resolution No. 3) respectively being not more than 10% of the votes attaching to the Meadville Shares held by all Independent Shareholders to approve and give effect to each of the PCB Sale, the Laminate Sale and the Withdrawal Proposal.
STATUS OF PCB SALE CONDITIONS AND LAMINATE SALE CONDITIONS
As at the date of this announcement, PCB Sale Conditions (a), (b), (f), (j) and (k) set out in the sub-section headed “Conditions of the PCB Sale” and Laminate Sale Conditions (a) and (b) set out in the sub-section headed “Conditions of the Laminate Sale”, in each case, of the letter from the Meadville Board contained in the Circular, have been fulfilled. All other PCB Sale Conditions and Laminate Sale Conditions have not yet been fulfilled (or, if applicable, waived) as at the date of this announcement.
Subject to the PCB Sale Conditions and the Laminate Sale Conditions being fulfilled (or, if applicable, waived), completion of the Transactions is expected to take place on Friday, 26 March 2010.
EXPECTED TIMETABLE
The expected timetable set out in the Circular remains valid. There can be no assurance that the remaining PCB Sale Conditions and Laminate Sale Conditions will be fulfilled (or, if applicable, waived) on or before 15 March 2010 in order for completion of the Transactions to take place on Friday, 26 March 2010. In the event that there is any change to the expected timetable set out in the Circular, further announcement(s) will be made as soon as practicable.
RESUMPTION OF TRADING OF MEADVILLE SHARES
At the request of Meadville, trading in Meadville Shares was suspended with effect from 9:30 am on 9 March 2010 pending the EGM. An application has been made by Meadville to the Stock Exchange for resumption of trading in Meadville Shares on the Stock Exchange with effect from 9:30 am on 10 March 2010.
Shareholders and potential investors should be aware that the Proposal is subject to other conditions set out in the letter from the Meadville Board contained in the Circular being fulfilled (or, if applicable, waived) and may or may not be completed or effected, as the case may be. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.

By order of the Board of Top Mix Investments Limited	By order of the Board of TTM Technologies, Inc.	By order of the Board of TTM Hong Kong Limited	By order of the Board of Meadville Holdings Limited

Tang Ying Ming, Mai Director	Robert E. Klatell Chairman	Kenton K. Alder Director	Tang Chung Yen, Tom Executive Chairman
Hong Kong, 9 March 2010
As at the date of this announcement, Mr. Tang Hsiang Chien is the ultimate controlling shareholder of Top Mix.
As at the date of this announcement, the directors of Top Mix are Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom and Ms. Tang Ying Ming, Mai.
As at the date of this announcement, the directors of TTM are Mr. Robert E. Klatell, Mr. Kenton K. Alder, Mr. James K. Bass, Mr. Richard P. Beck, Mr. Thomas T. Edman and Mr. John G. Mayer.
As at the date of this announcement, the directors of TTM HK are Mr. Kenton K. Alder and Mr. Steven W. Richards.
As at the date of this announcement, the Meadville Directors are:
Executive Directors: Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom, Ms. Tang Ying Ming, Mai and Mr. Chung Tai Keung, Canice.
Independent non-executive Directors: Mr. Lee, Eugene, Mr. Leung Kwan Yuen, Andrew and Dr. Li Ka Cheung, Eric.
Mr. Tang Hsiang Chien accepts full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and the TTM Group) and confirms, having made all reasonable enquiries, that to the best of his knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of Top Mix jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and the TTM Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of TTM jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of TTM HK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The Meadville Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the TTM Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the TTM Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM Technologies, Inc. (“TTM”) or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. On December 24, 2009 TTM filed a preliminary Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions because they contain important information. The proxy statement/U.S. prospectus and other documents that are and will be filed by TTM with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.